

July 28, 2011

<u>Via E-mail</u>
Glenn D. Estrella
Chief Executive Officer
World Surveillance Group Inc.
State Road 405
Building M6-306A, Room 1400
Kennedy Space Center, FL 32815

> **Re:** **World Surveillance Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2011**
> **and Documents Incorporated by Reference**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 001-32509**

Dear Mr. Estrella:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Partners, page 9</u>

1. Expand your disclosure to provide the terms of your relationship with Eastcor Engineering and L-3 Communications. File any relevant agreements with these entities as exhibits to your Form 10-K or tell us why such agreements are not required to be filed pursuant to Item 601 of Regulation S-K.

<u>Intellectual Property, page 9</u>

2. We note your disclosure that you have filed one provisional patent. Please indicate the

date you filed such provisional patent application and clarify whether that technology was used for either your Argus One or SkySAT airships.

"We need to raise a significant amount of additional capital…" page 11

3. Please expand the heading of this risk factor to highlight your assertion that if you do not receive adequate additional financing you would likely have to delay, curtail, scale back or terminate some or all of your operations or possibly merge with or be acquired by another company.

Item 3. Legal Proceedings, page 18

4. Please refer to your disclosure of matters involving Peter Khoury and Brio Capital and review your disclosure, both here and in Note 14 on page 58, with respect to all legal proceedings that you are currently involved in to ensure that you identify (i) any and all damages sought, and (ii) the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred. If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible. Refer to ASC 450-20-50-3 and 450-20-50-4.

Fiscal Year Ended December 31, 2010 Compared to Fiscal Year Ended December 31, 2009, page 25

5. Please provide additional disclosure about the conditions upon which GTC may acquire the remaining 50% interest in the SkySAT UAV. Confirm that GTC has paid the original purchase price in full. Note 3 to your financial statements seems to imply that full payment of the original purchase price remained at year-end.

Liquidity and Capital Resources, page 26

6. We note your disclosure that your funding commitment is subject to "a number" of conditions. Please expand your disclosure to identify these conditions.

7. We note that you may not have enough authorized shares available to fund your operations. Expand to discuss any plans to increase your number of authorized shares or conduct a reverse stock split.

8. Please revise your disclosure to provide a more detailed discussion of your plans to meet both your short-term and long-term liquidity needs. Such disclosure should specifically identify the costs associated with your growth strategy and address your accumulated deficit as well as your expectation that you will incur net losses from operations for "at least the next several quarters if not for all of the year 2011" (page 27). Note that we consider "long-term" to be the period in excess of the next twelve months. See Section

III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

Consolidated Financial Statements

Note 3

SkySat Sale, page 51

9. It is unclear why the company accounted for the $250,000 investment in the SkySat aerial vehicle as revenue. Please provide us with your analysis and reference to authoritative literature used as guidance to support your treatment. In your response, please clarify whether, at the time of the transaction, it was GTC's intention to purchase the aerial vehicle, to help finance and potentially profit from its development, or if there was some other motivation for the investment.

Note 7

Notes Payable, page 53

10. Please expand your disclosure to discuss the terms of any convertible debt outstanding at your balance sheet date.

Note 8

Warrants, page 53

11. Both here and in future filings, please disclose the assumptions used to calculate the fair value of your warrant liabilities.

Definitive Proxy Statement filed on April 26, 2011

Potential Payments Upon Termination or Change of Control, page 21

12. We note that the amended employment agreement Mr. Estrella entered into on December 27, 2010 provides for a salary of $250,000 per year and has a minimum term of three years. We also note that if Mr. Estrella is terminated during the initial term of the amended employment agreement, he is entitled to all unpaid salary that would have been paid to him during such term. Therefore, explain why only $375,000 (instead of $750,000) is disclosed in the table.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Controls and Procedures, page 22

13. We note your statement that there was no change in your internal control over financial reporting during the quarter ended March 31, 2011. However, on page 32 of your Form 10-K you indicate that you formed an Audit Committee in January 2011 and hired a new Chief Financial Officer in February 2011. We also note that your Form 10-K references the implementation of certain new policies and procedures to ensure the integrity of your disclosure preparation processes. Please explain the basis for management's conclusion that these changes were not reasonably likely to materially affect your internal control over financial reporting during the fiscal quarter ended March 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director